Exhibit 99.1

BW LPG Limited – Financial Results for Q3 2025

Singapore, 2 December 2025

Highlights Q3 2025

●	Q3 2025 profit: Q3 2025 profit attributable to equity holders of the Company ended at US$57 million, representing an earnings per share of US$0.38, a result of solid shipping performance and negative Product Services accounting result, albeit a positive realised trading result.

●	Solid TCE performance amidst uncertainty: TCE income – Shipping Q3 2025 concluded at US$51,300 per available day and US$48,700 per calendar day. The earnings were well supported by the Company’s time charter coverage of 44% of available days, delivering TCE at US$51,200 per day.

●	Dividend declared: The Company declared a Q3 2025 cash dividend of US$0.40 per share, equivalent to 75% of Shipping NPAT for Q3 2025.

●	Vessel sale: In September, the Company announced that its affiliate, BW LPG India, has entered into an agreement to sell the 2008-built BW Lord for continued trading. The vessel is scheduled for delivery before the end of 2025.

Financial Performance

BW LPG Limited (“BW LPG”, the “Company”, NYSE ticker code: “BWLP”, OSE ticker code: “BWLPG.OL”) reported a Q3 2025 Net Profit After Tax (NPAT) of US$57 million, yielding an annualized return on equity of 12%. The Q3 profit attributable to the equity holders of the Company was US$57 million, and earnings per share were US$0.38.

The Company reported ample liquidity of US$855 million with a long-dated repayment profile. The end-of-quarter net leverage ratio was 29.7%, compared to 30.7% as of 30 June 2025.

The Board declared a cash dividend of US$0.40 per share, representing a 75% payout ratio of the quarterly Shipping NPAT in line with the dividend policy and an annualised dividend yield of 13%.

Commercial Performance Shipping

The Q3 2025 VLGC freight rates averaged US$51,300 per available day and US$48,700 per calendar day, with 92% fleet utilisation. Time Charter Equivalent (TCE) income was US$202 million for the quarter, with BW LPG India subsidiary contributing a TCE income of US$33 million for the quarter.

For Q4 2025, the Company has fixed ~91% of available days at an average rate of ~US$47,000 per day.

For FY 2026, the Company has secured 30% of the fleet capacity on fixed-rate time charters at US$43,600 per day, and an additional 5% through FFA hedges at an average of US$47,500 per day.

Product Services

Product Services reported a gross loss of US$23 million and a loss after tax of US$29 million for this quarter, due to a negative mark-to-market valuation adjustment of the forward portfolio.

Despite turbulent market conditions, most notably the Saudi October price reduction, which weighed on forward trading valuation, the portfolio remains well positive. Realised trading results delivered a positive US$15 million in Q3, bringing the year-to-date realised gains to US$53 million.

Corporate Update

In September, BW LPG India entered into an agreement to sell the 2008-built BW Lord for continued trading, with delivery scheduled before year-end 2025. The transaction is expected to unlock a gain of approximately US$25 million.

Two ship financing facilities were voluntarily cancelled in October and November 2025 reflecting strong liquidity. This led to repayment of a US$36 million term loan and a reduction of US$216 million in available revolving credit facilities.

Market Update

Geopolitical development and market inefficiencies continued to shape the LPG shipping market in Q3. Actions by both US and Chinese authorities prompted VLGCs repositioning and created a two-tier market, while the Saudi LPG price cut in October triggered a price reset across the value chain.

Spot rates remained elevated through the quarter, though periods of limited fixing activity occurred before normal trading conditions resumed following the temporary suspension of US-China trade tariffs and port fees. Market fundamentals remain constructive, supported by US terminal expansions coming onstream and increased LPG output from gaseous drilling wells.

Cargo Movements

US LPG exports shipped on VLGCs increased by nearly 6% in the first nine months of 2025 compared to the same period in 2024. US exports bound for China have been rising steadily since their low in May 2025 but remain well below levels seen before the two countries’ trade tensions erupted.

From the Middle East, LPG exports on VLGCs grew 1% in the first nine months of 2025 compared to the same period in 2024. OPEC+ has announced a minor oil production increase to take effect in December, with limited impact expected on LPG export volumes. For Q1 2026, OPEC+ has paused further oil production increases, helping to stabilize oil prices at current levels and indirectly supporting US production. A prolonged decline in oil prices could ultimately weigh on US oil and NGL output.

On the importing side, LPG volumes shipped on VLGCs to the Far East were flat in the first nine months of 2025 compared to the same period in 2024. Trade tensions between China and the US contributed to a modest (2%) decline in Chinese LPG imports, while other Far Eastern countries grew their imports. During the same period, Indian LPG imports on VLGCs increased by 8% year over year, supported by higher end-user demand for LPG.

Panama Canal

The new locks in the Panama Canal continue to operate at or near full capacity. Fluctuations in container-vessel traffic through the canal have, on several occasions, redirected VLGCs to sail around the Cape of Good Hope rather than transiting the canal. With continued fleet growth in several shipping segments, including container vessels, ethane carriers, and VLGCs, high utilization of the canal’s new locks is expected to persist in the coming years.

Fleet Capacity

The VLGC fleet currently stands at 413 ships, with an orderbook of 108 vessels. Year to date, 11 new VLGCs have been delivered, with one more scheduled before the end of 2025. For new orders, well-established shipyards are indicating earliest delivery slots from 2028 onwards. Notably, 43 VLGCs—representing 10% of the existing fleet are 25 years or older.

Market Outlook

Following the easing of trade tensions between the United States and China, inefficiencies in the VLGC fleet are expected to diminish as trading restrictions on US- and China-linked fleets have been lifted. This improved trading environment should result in a modest increase in available VLGC capacity. Meanwhile, the broader fundamentals of the LPG shipping market remain constructive. US production continues to expand, and ton-mile demand is likely to benefit from recently signed long-term agreements by Indian importers for US-sourced LPG, as well as renewed supply contracts with Indonesia.

North American LPG exports are projected to grow at a mid- to high-single-digit pace over the coming years, supported by new export infrastructure and the increasingly gas-rich profile of Permian oil production.

Exports from the Middle East are also expected to rise meaningfully, driven by higher oil output and the commissioning of new gas processing facilities in the UAE and Saudi Arabia.

In China, average operating rates at PDH plants have recovered from the lows earlier this year, though recent weeks have seen some softening due to margin pressures. LPG inventories remain healthy and stable heading into the fourth quarter. While no new PDH plants are scheduled to commence operations for the remainder of 2025, nine additional facilities are planned for construction over the next two years.

The Ras Tanura–Chiba FFA market for FY 2026 is currently pricing earnings just above US$45,000 per day, though trading activity remains relatively limited.

Q3 2025 Earnings Presentation and Interim Financial Report

Please see the attachments for the Q3 2025 Earnings Presentation and Interim Financial Report.

-	BW LPG Q3 2025 Earnings Presentation

-	BW LPG Q3 2025 Interim Financial Report

BW LPG will present its financial results at 08:00hrs EST/ 14:00hrs CET/ 21:00hrs SGT today. The presentation will be hosted by Kristian Sørensen (CEO) and Samantha Xu (CFO).

The presentation will be held live via Zoom. Please register at the link below:

https://bit.ly/BWLPGQ32025

A presentation recording will also be available after the event on the Company’s website at:

https://www.investor.bwlpg.com

For further information, please contact:

Kristian Sørensen, CEO
Samantha Xu, CFO
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating a fleet of more than 50 Very Large Gas Carriers (VLGCs) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and investment in onshore LPG infrastructure, BW LPG offers trusted and reliable services to source and deliver LPG to customers. Delivering energy for a better world – more information about BW LPG can be found at https://www.bwlpg.com

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

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